Exhibit 99.7

VANC Pharmaceuticals Inc.

(Formerly Nuva Pharmaceuticals Inc.)

Condensed Interim Consolidated Financial Statements

For The Three and Nine Month Periods Ending March 31, 2015

(Unaudited - Expressed In Canadian Dollars)

Notice to the Reader

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accomplished by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The unaudited condensed interim financial statements have been prepared using accounting policies in compliance with International Financial Reporting Stands for the preparation of the condensed interim financial statements and are in accordance with IAS 34 – Interim Financial Reporting.

The Company’s independent auditor has not performed a review of these unaudited condensed interim financial statements in accordance with standards established by the Canadian Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Condensed Consolidated Interim Statements of Financial Position

For The Nine Month Period Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

	March 31, 2015	June 30, 2014
	$	$
ASSETS

Current Assets
Cash and cash equivalents	2,476,988	$ 295,377
Accounts Receivable (Note 4)	25,000	2,500
Deposit	8,420	-
Prepaid (Note 5)	505,000	15,629
	3,015,408	313,506

Equipment (Note 6)	23,957	30,912
Intellectual Property (Note 7)	476,000	476,000
Total Assets	3,515,365	820,418

LIABILITIES

Current Liabilities
Accounts Payable and Accrued Liabilities (Note 8)	50,425	$ 124,343
Promissory Notes – Current Portion	-	32,978
	50,425	157,321

SHAREHOLDERS’ DEFICIT

Share Capital (Notes 10)	12,677,123	8,990,307
Reserves (Notes 10)	4,170,184	4,022,716
Deficit	(13,382,367)	(12,349,926)
	3,464,940	663,097

Total Liabilities & Shareholders’ Deficit	3,515,365	820,418

                      *See accompanying notes to the condensed interim consolidated financial statements

Going Concern (Note 1)

Approved and authorized on Behalf of the Board of Directors on May 27, 2015.

                “Eugene Beukman”

           “Amandeep Parmar”

Eugene Beukman, Director

Amandeep Parmar, CFO & Director

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Condensed Consolidated Interim Statements of Comprehensive Income / (Loss)

For The Nine Month Period Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

	Three Months Ended		Nine Months Ended
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
	$	$	$	$

Expenses
Amortization	5,009	368	6,955	368
Bank service charges	465	672	1,102	2,278
Filling fees and transfer agent	28,955	15,236	63,242	31,087
Foreign exchange	-	219	1,542	501
Investor relations	15,000	5,000	40,000	5,000
Insurance	6,558	1,250	9,058	1,250
Legal and audit	1,250	12,313	5,665	31,036
Management & consulting fees	67,234	64,000	214,833	140,333
Office and miscellaneous	16,310	2,629	36,435	9,581
Product registration & development	4,027	-	20,887	9,936
Professional fees	28,329	9,840	46,036	30,142
Rent	22,810	1,080	40,810	5,030
Stock based compensation	258,097	120,000	530,671	241,800
Travel	7,180	1,780	15,331	8,066
Total Expenses	461,224	234,488	1,032,567	516,417

Net Loss before Other Items	(461,224)	(234,488)	(1,032,567)	(516,417)

Other Items
Other income	126	-	126	-
Net gain on liabilities settled	-	-	-	19,110
	-	-	126	19,110

Comprehensive Loss for the Period	(461,098)	(234,488)	(1,032,441)	(497,306)

Basis Earnings/(Loss) Per Share	(0.01)	(0.01)	(0.03)	(0.02)
Diluted Earnings/(Loss) Per Share	(0.01)	(0.01)	(0.03)	(0.02)
Weighted Average of Shares Outstanding	46,388,439	23,596,575	40,555,155	23,596,575

                             *See accompanying notes to the condensed interim consolidated financial statements

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Condensed Consolidated Interim Statements of Changes In Equity

For The Nine Month Period Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

	Number Of Shares	Share Capital	Share Subscript- ions	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$

Balance July 1, 2013	21,617,075	7,943,874	800,000	1,668,180	1,640,614	(11,615,980)	436,688
Issued during year
For Cash (Note 10)	250,000	25,000	200,000	-	-	-	207,000
For Debt	-	-	-	-	-	-	-
For Assets (Note 10)	3,400,000	306,000	-	-	-	-	306,000
Warrant in placement	-		-		-	-	-
Stock based compensation	-	-	-	-	241,800	-	241.800
Net comprehensive income	-	-	-	-	-	(497,306)	(497,306)

Balance Mar 31, 2014	25,267,075	8,274,874	1,000,000	1,668,180	1,882,414	(12,113,286)	712,181

	Number Of Shares	Share Capital	Share Subscript- ions	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$

Balance June 30, 2014	36,767,074	8,990,307	-	2,094,747	1,931,969	(12,349,927)	663,097
Issued during year (Note 10)
For Cash	7,607,332	1,141,100	-	-	-	-	1,141,100
For exercise of options	1,425,000	436,883	-	-	(213,383)	-	223,500
For exercise of warrants	6,134,000	2,689,879	-	(659,292)	-	-	2,030,300
Share issue costs – cash	-	(91,287)	-	-	-	-	(91,287)
Share issue costs – warrants	-	(67,553)	-	67,553	-	-	-
Warrant in placement	-	(422,206)	-	422,206	-	-	-
Stock-based compensation	-	-	-	-	530,671	-	530,671
Net comprehensive loss	-	-	-	-	-	(1,032,441)	(1,032,441)

Balance Mar 31, 2015	51,933,406	12,677,123	-	1,920,927	2,249,257	(13,382,367)	3,464,940

                          *See accompanying notes to the condensed interim consolidated financial statements

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Condensed Consolidated Interim Statements of Cash Flow

For The Nine Month Period Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

	Nine months ended March 31, 2015	Nine months ended March 31, 2014
	$	$

Operating Activities:

Income/(Loss) and Comprehensive Income/(Loss)	(1,032,441)	(497,306)
Items Not Involving Cash
Settlement of current liabilities	-	(19,110)
Amortization	6,955	-
Stock based compensation	530,671	241,800
Changes in Non-Cash Working Capital Items
Accounts receivable	(22,500)	5,055
Deposit	(8,420)	-
Prepaid	(489,371)	(42,397)
Accounts payable and accrued liabilities	(73,918)	(70,280)
Net cash used in operating activities	(1,089,024)	(382,238)

Investing Activities:
Purchase of equipment	-	(4,539)
GIC	-	(11,500)
Net cash used in operating activities	-	(16,039)

Financing Activities:
Proceeds from Private Placement	1,141,100	225,000
Proceeds from exercise of options	223,500	-
Proceeds from exercise of warrants	2,030,300	-
Share issue costs	(91,287)	-
Promissory Notes	(32,978)	(63,144)
Short Term Loans	-	(35,907)
Net cash provided by financing activities	3,270,635	125,949

Increase (Decrease) in Cash	2,181,611	(272,328)

Cash and cash equivalents, Beginning of Period	295,377	619,296
Cash and cash equivalents, End of Period	2,476,988	346,967

Cash and cash equivalents consist of:

Cash	2,456,488	283,877
Guaranteed investment certificate	11,500	11,500
Cash and cash equivalents	2,476,988	295,377

Transactions Not Involving Cash

Shares for Assets (FerroHeme & Pedia Safe License)	-	306,000

                              *See accompanying notes to the condensed interim consolidated financial statements

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.) (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000 and is listed on the TSX Venture Exchange (the “Exchange)” as “NPH” and is quoted on the OTC as “NUVPF”. The address of the Company’s corporate office and principal place of business is located at 615 - 800 W. Pender St, Vancouver, BC, V6C 2V6.

The Company’s main business activity until October 31, 2011 was the development, production and marketing of infection control agent products, principally a product marketed as “T36®”. Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp. During the year ended June 30, 2012, the Company granted Canadian manufacturing and marketing rights for certain T36® products to a former officer of the Company. On August 12, 2013 the Company again changed its name to Nuva Pharmaceuticals Inc. and subsequent to the year ended June 30, 2014, the Company changed its name to VANC Pharmaceuticals Inc.

The Company is now focused on the licensing and sales of pharmaceuticals that can be registered as natural products, Over-the-counter’s and generics.

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. There are conditions and events, which constitute material uncertainties that may cast significant doubt on the validity of this assumption. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. Management has estimated that the Company will have adequate funds from existing working capital to meet its corporate, administrative and operational obligations during the upcoming year-ended June 30, 2015.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations starting in fourth quarter of fiscal year 2015.  The company was able to raise sufficient funds during the third quarter of fiscal year 2015 from warrant and option exercises to cover its ongoing cash requirements.  As a result, the Company does not expect to raise additional funds to cover operating and inventory purchase requirements.

In the event that cash flow from operations, together with the proceeds from any future financings are insufficient to meet the Company’s current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company’s best interest. This may result in a substantial reduction of the scope of existing and planned operations.

These consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	March 31, 2015	March 31, 2014
	$	$
Comprehensive loss	(1,032,441)	(497,306)
Deficit	(13,382,367)	(12,113,287)
Working capital	2,964,983	231,641

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

2.

STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), including IAS 34, Interim Reporting.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on May 27, 2015.

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The financial statements are presented in Canadian dollars unless otherwise noted.

Significant estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make estimates and judgments concerning the future. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

i)

Recoverability of the carrying value of Intangible Assets:

The Company is required to review the carrying value of its intangible assets for potential impairment. Impairment is indicated if the carrying value of the Company’s intangible assets is not recoverable. If impairment is indicated, the amount by which the carrying value of intangible assets exceeds the estimated fair value is charged to the statement of loss and comprehensive loss.

Evaluating the recoverability requires judgments in determining whether future economic benefits from sale or otherwise are likely. Evaluation may be more complex where activities have not reached a stage which permits a reasonable assessment of the viability of the asset. Management must make certain estimates and assumptions about future events or circumstances including, but not limited to, the interpretation of marketing and sales data as well as the Company’s financial ability to continue marketing and sales activities and operations.

ii)

Inputs used in Black Scholes valuation model (volatility; interest rate; expected life and dividend yield) in accounting for Share Purchase Warrant transactions and Options granted:

Estimating the fair value of granted share purchase warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model including the volatility, expected life of warrants and options, risk free interest rate and dividend yield.

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

iii)

Provision for Contingent Liabilities:

Management must estimate the likelihood of a financial obligation arising from a contingent liability if it is deemed more likely than not, that there will be a future cash outflow due to a past event involving the Company. For this estimate, a provision must be made if the amount of the outflow can be reasonably determined.

iv)

Useful life of Equipment:

The useful life of equipment is based on management estimates at the time of acquisition. The Company amortizes assets, using declining balance method, over the useful life of the asset. Estimates of residual values, useful lives and amortization methods are reviewed periodically by management. Any changes that arise from periodic reviews are accounted for and adjusted prospectively.

Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

i)

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances (Note 1).

ii)

Tax interpretations, regulations, and legislation in the various jurisdictions operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, VANC Marine Pharmaceuticals Inc. (Formerly “Nuva Therapeutics Corp.”). The subsidiary is an active company, of which the shares were acquired pursuant to an asset purchase agreement. All significant inter-company balances and transactions have been eliminated on consolidation.

Determination of functional currency

The functional currency of the Company is measured using the currency of the primary economic environment in which that the Company operates. The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity. The Company’s functional currency is Canadian dollar.

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Transactions and balances

Transactions denominated in foreign currencies are translated into the relevant functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations and loss.

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non- employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions.

The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Share Purchase Warrants

The Company has adopted the Black Scholes Valuation model with respect to the measurement of warrants issued as private placement units. This method allocates the proceeds received based on the fair value of the warrants, with any remaining value greater than the warrant’s fair value being allocated to the common shares. The fair value attributed to the warrants is recorded as contributed surplus. When warrants are exercised, the value is transferred from contributed surplus to capital stock. If the warrants expire unexercised, the related amount remains in contributed surplus.

Earnings/ (Loss) per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the year. For all years presented, the income/(loss) attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted income/(loss) per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of comprehensive income / (loss) except to the extent it relates to items recognized in other comprehensive income or directly in equity.

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on the difference between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities:

•

are generally recognized for all taxable temporary differences;

•

are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

•

are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•

are recognized to the extent it is probable that taxable profits will be available against which the

•

deductible temporary differences can be utilized; and

•

are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and other financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition. All financial assets and liabilities are recorded at fair value at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for- sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to maturity investments and are subsequently measured at fair value. These are included in current assets to the extent they are expected to be realized within 12 months after the end of the reporting period. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets.

Other financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

The Company classifies its financial instruments as follows:

Cash and cash equivalents	Fair value through profit and loss
Accounts Receivable	Loans and receivables
Accounts Payable and Accrued Liabilities	Other Financial Liability
Promissory Notes	Other Financial Liability

Cash equivalents

Cash equivalents include a short-term liquid guaranteed investment certificate readily convertible into a known amount of cash which is subject to insignificant changes in value.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statements of comprehensive income/(loss) during the financial period in which they are incurred.

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment (continued)

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statements of comprehensive income/ (loss).

Amortization is calculated on a declining balance method over their estimated useful lives. The Company’s equipment, which consists of computer, furniture equipment and leasehold, is amortized at 30%.

Intangible Assets

The carrying values of intangible assets which are determined to have a finite useful life are amortized on a systematic basis over the life of 99 years once operations commence. Intangible assets are subject to an impairment test on an annual basis, based on a comparison of the fair value of the intangible asset to its carrying value. The carrying value is adjusted for impairment as necessary and any excess of the carrying amount over the fair value of the intangible asset is charged to earnings in the period occurred.

Reclassifications

For comparability, certain 2014 amounts have been reclassified to conform to classifications adopted in 2015. These reclassifications did not have a material impact to the 2014 income or shareholders’ deficit.

Accounting standards recently adopted

The Company has applied the following standards in these condensed consolidated interim financial statements which were effective for the Company beginning July 1, 2014:

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36) Amends IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. The application of this standard did not have a significant impact on the Company’s unaudited condensed consolidated interim financial statements.

Future accounting policy changes issued but not yet in effect

Pronouncements that are not applicable or that do not have a significant impact to the Company have not been included in these consolidated financial statements.

In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact of applying IFRIC 21, however it does not expect the implementation of this standard to have a material impact on its consolidated financial statements.

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement in its entirety with IFRS 9, Financial Instruments (“IFRS 9”) and to reduce the complexity in the classification and measurement of financial instruments. The completed version of IFRS 9 will include classification and measurement, impairment and hedge accounting requirements and the IASB has tentatively decided that the mandatory effective date of this new standard will be for annual periods beginning on or after January 1, 2018. The Company is currently monitoring the phases of this IASB project with a view to evaluating the impact of the standard when it is issued in its final form, which is expected in calendar 2014.

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

4.

ACCOUNTS RECEIVABLE

Accounts Receivable consists of GST. There are no issues with regards to collectability as it is an outstanding amount to be received from the Canada Revenue Agency.

5.

PREPAID

Included in prepaid assets is a $450,000 deposit on inventory which was received on April 16, 2015.

6.

EQUIPMENT

	Computers	Furniture & Equipment	Leasehold Improvements	Total
	$	$	$	$
Cost
Balance June 30, 2014	1,702	5,976	24,182	31,860
Additions	-	-	-	-
Balance March 31, 2015	1,702	5,976	24,182	31,860

Amortization
Balance June 30, 2014	(116)	(228)	(604)	(948)
Depreciation	(357)	(1,293)	(5,305)	(6,955)
Balance March 31, 2015	(473)	(1,521)	(5,909)	(7,903)
Carrying value
Balance June 30, 2014	1,586	5,747	23,578	30,912
Balance March 31, 2015	1,229	4,455	18,273	23,957

7.

INTELLECTUAL PROPERTY

	March 31, 2015	June 30, 2014
	$	$
Pedia Safe License	170,000	170,000
FerroHeme	306,000	306,000
	476,000	476,000

On September 05, 2013, NUVA Pharmaceuticals Inc. announced an Agreement between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The License Agreement provided the Company with the global sales and marketing rights, and the right to make or have made FerroHeme Iron Supplement.

The Agreement provided for the payment by the issuance of 3,400,000 Common Shares of NUVA at a deemed price of $0.09 per share. This transaction did not result in a change of control or in the creation of new insiders.

On September 12, 2012, NUVA Pharmaceuticals Inc. announced that the TSX Venture Exchange had provided acceptance of the License Agreement between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The License Agreement provided the Company with the global sales and marketing rights, except for China and India, and the right to make or have made Pedia-Safe Polyvitamin Drops. The License Agreement is effective for 99 years from the effective date of signing of the agreement. At this time, the Company has not commenced amortization of the intangible asset as the Company has plans to commence the sales operations in fiscal year 2016 as a result of being able to raise the appropriate financing. Amortization will commence along with the start of these operations in the subsequent year.

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

7.

INTELLECTUAL PROPERTY (continued)

The Agreement provided for the payment by the issuance of 3,400,000 Common Shares of Nuva (ALDA) at a deemed price of $0.05 per share. This transaction did not result in a change of control or in the creation of new insiders.

8.

PAYABLES AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	March 31, 2014	June 30, 2014
	$	$
Accounts Payable	50,425	110,343
Accruals (Audit Fees)	-	14,000
	50,425	124,343

9.

ESCROW SHARES

During the year ended June 30, 2013, the Company entered into a sponsorship agreement with the Canadian Olympic Committee (“the COC”).

On September 12, 2012 the Company settled the remaining liability through the issuance of 10,687,500 shares of common stock measured at a value of $0.05 per share. These shares are subject to resale restrictions equivalent to a TSX-V Tier 2 Value Security Escrow Agreement which allows a scheduled release of shares from escrow over a three year period as follows:

Escrow Schedule:

Release Date	To Be Released
August 30, 2012	10% or 1,068,750 securities
February 28,2013	15% or 1,603,125 securities
August 30, 2013	15% or 1,603,125 securities
February 28, 2014	15% or 1,603,125 securities
August 30, 2014	15% or 1,603,125 securities
February 28, 2015	15% or 1,603,125 securities
August 30, 2015	15% or 1,603,125 securities
Total	10,687,500 securities

As of March 31, 2015, there are 1,603,125 shares held in Escrow.

10.  SHAREHOLDERS’ EQUITY

a)

Authorized Share Capital

Authorized: Unlimited common shares without par value

Issued share capital

During the nine month period ended March 31, 2015, the Company issued 7,607,332 shares through a private placement. At March 31, 2015, there were 51,933,406 shares (June 30, 2014 – 36,767,074 shares) issued and outstanding.

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

10.  SHAREHOLDERS’ EQUITY (continued)

Private Placements

i)

On December 10, 2014 the Company closed a non-brokered private placement of 7,607,332 units at a price of $0.15 per unit for gross proceeds of $1,141,100.

Each Unit consists of one (1) common share and one half (1/2) transferrable share purchase warrant. Each Warrant will entitle the holder thereof to purchase one (1) additional Common Share on or before December 10, 2015 at a price of CDN$0.25 per Common Share.

In accordance with the policies of the TSX Venture Exchange, finder’s fees of $91,287 cash were paid in addition to the issuance of 608,586 warrants

Securities are subject to a 4 month hold period that expires on April 11, 2015. Proceeds from the Offering will be used by the Company for commercialization of the generic and OTC products and for general ongoing corporate and working capital purposes.

The fair value of the warrants issued in the placement and to agents estimated using the Black-Scholes option pricing model using the following parameters was $67,533.

December 2014
Dividend yield	-
Expected volatility	155.27%
Risk free interest rate	1.37%
Expected average term	1 years

ii)

On April 08, 2014 the Company closed a non-brokered Private Placement of 1,750,000 units of the Company at a price of $0.10 per unit for gross proceeds of $175,000.

Each Unit consists of one (1) common share and one (1) transferrable share purchase warrant. Each Warrant will entitle the holder thereof to purchase one (1) additional Common Share for a period of twelve (12) months from the Closing Date of the Offering at a price of CDN$0.30 per Common Share.

The Warrants will be subject to an accelerated exercise provision in the event the shares trade more than $0.10 above the exercise price for ten (10) consecutive days.

In addition, on April 08, 2014 the Company closed a non-brokered Private Placement of 2,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $200,000.

Each Unit consists of one (1) common share and one (1) transferrable share purchase warrant. Each warrant will entitle the holder thereof to purchase one (1) additional Common Share for a period of twenty four (24) months from the Closing Date of the Offering at a price of CDN$0.13 per Common Share.

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

10.  SHAREHOLDERS’ EQUITY (continued)

In accordance with the policies of the TSX Venture Exchange, Finder’s fees of $12,000 cash were paid in addition to the issuance of 300,000 warrants. 120,000 warrants have a life of two years and are exercisable at $0.13. The remaining 180,000 warrants have a life of one year and are exercisable at $0.30. The fair value of these warrants was measured at $47,567. Total share issue cost was $59,567.

Proceeds from the Offering will be used by the Company for general ongoing corporate and working capital purposes.

The fair value of the warrants was estimated using the Black-Scholes option pricing model using the following parameters was $375,000.

iii)

On September 12, 2013 the Company closed a non-brokered private placement of 8,000,000 units of the Company’s common shares at a price of $0.10 per unit, for proceeds of $800,000. Each Unit will be exchangeable for one common share of the Company and one share purchase warrant.

Each warrant will entitle the holder to purchase one additional common share of the Company for a period of 36 months at a price of $0.30 per common share in the first year, $0.40 in the second year and $0.50 in the third year. The Units cannot be exchanged for shares and warrants during the first year unless the holder either simultaneously exercises or forgoes the warrants.

The warrants will be subject to an accelerated exercise provision in the event that the shares trade more than $0.10 above the exercise price for ten consecutive trading days.

The private placement was subject to a TSX-V hold period expiring on October 12, 2013. As of September 30, 2013, the private placement was classified as Share Subscriptions. Legal fees of $850 and finders’ fees of $57,600 were charged against share capital in connection with the private placement. The fair value of the warrants issued as part of the private placement is $663,834.

Shares issued for debt

On September 7, 2012, the Company announced that the TSX Venture Exchange had accepted a share for debt arrangement. Debts totaling $935,300 would be settled by issuing 11,257,395 common shares to creditors at $0.05 per share. Of these shares, 10,687,500 were subjected to resale restrictions equivalent to a TSX-V Tier 2 Value Security Escrow Agreement (Note 9) which allows a scheduled release of shares from escrow over a three year period.

	June 30, 2013
	$	Shares
COC Assignment Sept. 12, 2012	875,000	10,687,500
Accounts Payable Sept. 12, 2012	20,540	172,295
Mgmt. Fees Sept. 12, 2012	39,760	397,600
	935,300	11,257,395

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

10.  SHAREHOLDERS’ EQUITY (continued)

Shares issued for assets

On September 20, 2013, the TSX-V approved a License Agreement (LA) between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The (LA) provided the Company with the global sales and marketing rights, and the right to make or have made FerroHeme Iron Supplement.

The Agreement provided for the payment by the issuance of 3,400,000 Common Shares of the Company to the shareholders of Canagen.  The fair value of these shares was measured at $306,000. This transaction did not result in a change of control.

On September 17, 2012, the Company announced that the TSX Venture Exchange had provided acceptance of the License Agreement (LA) between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The (LA) provided the Company with the global sales, manufacturing and marketing rights, except for China and India, to Pedia-Safe Polyvitamin Drops.

The Agreement provided for the payment of $170,000 by the issuance of 3,400,000 Common Shares of the Company. This transaction did not result in a change of control.

b)

Stock options

The Company has adopted an incentive share purchase option plan under the rules of the TSX Venture Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of 5 years and generally vest either immediately or in specified increments of 25%.

No individual may hold options to purchase common shares of the Company exceeding 5% of the total number of common shares outstanding from time to time. Pursuant to the policies of the TSX Venture Exchange, shares issued on exercise of options are restricted from trading during the four month period subsequent to the date of grant.

A summary of the Company’s stock options and changes is presented below:

	March 31, 2015		Year Ended June 30, 2014
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning Balance	2,250,000	$0.11	-	-
Options granted	2,625,000	$0.19	3,200,000	$0.11
Cancelled	-		(950,000)	$0.10
Exercised	(1,425,000)	$0.16	-

Ending Balance	3,450,000	$0.15	2,250,000	$0.11
Exercisable	2,600,000	$0.15	1,650,000	$0.10

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

10.  SHAREHOLDERS’ EQUITY (continued)

		Outstanding
Expiry date	Exercise Price	March 31, 2015	June 30, 2014

February 19, 2017	$0.20	550,000	-
September 5, 2018	$0.10	-	450,000
February 21, 2019	$0.10	1,000,000	1,000,000
May 8, 2019	$0.13	600,000	800,000
July, 25, 2019	$0.10	200,000	-
September 15, 2019	$0.10	-	-
November 14, 2019	$0.15	150,000	-
December 18, 2019	$0.20	800,000	-
January 8, 2020	$0.20	150,000	-
February 10, 2020	$0.20	-	-

Granted		3,450,000	2,250,000
Exercisable		2,600,000	1,650,000

The weighted average life of options outstanding and exercisable is 3.65 and 3.97 years respectively.

During the nine month period ended March 31, 2015, the following stock options were granted:

(i)

On July 25, 2014 200,000 options were granted to an officer of the Company with an exercise price of $0.10 and a life of 5 years. Fair value of $21,800 or $0.109 per option was recorded to the consolidated statement of comprehensive loss as stock-based compensation.

(ii)

On September 15, 2014, 25,000 options were granted to an employee of the Company with an exercise price of $0.10 and a life of 5 years. Fair value of $2,075 or $0.083 per option was recorded to the consolidated statement of comprehensive loss as stock-based compensation.

(iii)

On November 14, 2014, 150,000 options were granted to an officer of the Company with an exercise price of $0.15 and a life of 5 years. Fair value of $29,100 or $0.194 per option was recorded to the consolidated statement of comprehensive loss as stock-based compensation.

(iv)

On December 18, 2014, 1,200,000 options were granted to officers and a director of the Company with an exercise price of $0.20 and a life of 5 years. Fair value of $219,600 or $0.194 per option was recorded to the consolidated statement of comprehensive loss as stock-based compensation.

(v)

On January 8, 2015, 150,000 options were granted to a director of the Company with an exercise price of $0.20 and a life of 5 years. Fair value of $29,550 or $0.197 per option was recorded to the consolidated statement of comprehensive loss as stock-based compensation.

(vi)

On February 10, 2015, 50,000 options were granted to an employee of the Company with an exercise price of $0.20 and a life of 5 years. Fair value of $9,851 or $0.197 per option was recorded to the consolidated statement of comprehensive loss as stock-based compensation.

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

10.  SHAREHOLDERS’ EQUITY (continued)

(vii)

On February 19, 2015, 400,000 options were granted to consultants of the Company with an exercise price of $0.20 and a life of 2 years. Fair value of $71,214 or $0.178 per option was recorded to the consolidated statement of comprehensive loss as stock-based compensation.

In addition on February 19, 2015, 450,000 were granted to a consultant of the Company with an exercise price of $0.20 and a life of 2 years, vesting 20% on the date of grant and every 3 months thereafter. Fair value is measured at each reporting period with cumulative fair value measured and corrected for the fair value on each of the vesting dates. During the nine month period ending March 31, 2015, fair value of $19,066 was recorded to the consolidated statement of comprehensive loss as stock-based compensation.

(viii)

In addition to the above, fair value of $128,416 (see option grant details below) relating to previously granted options that were vesting during the nine month period ending March 31, 2015, was recorded to the consolidated statement of comprehensive loss as stock-based compensation.

During the year ended June 30, 2014, the following stock options were granted:

(i)

On September 5, 2013, a total of 1,400,000 options were granted to directors and consultants of the Company with an exercise price of $0.10 and a life of 5 years. During the year ended June 30, 2014, fair value of $116,633 or $0.083 per option was recorded to the consolidated statement of comprehensive loss as stock-based compensation.

(ii)

On February 21, 2014, a total of 1,000,000 options were granted to an officer of the Company with an exercise price of $0.10 and a life of 5 years. During the year ended June 30, 2014, fair value of $120,441 or $0.120 per option was recorded to the consolidated statement of comprehensive loss as stock-based compensation.

(iii)

On May 08, 2014, 400,000 options were granted to directors with an exercise price of $0.13 and a life of 5 years, vesting 25% on the date of grant and every 6 months thereafter. Fair value is measured at the grant date and recorded evenly over each of the vesting periods. During the nine month period ending March 31, 2015, fair value of $38,557 (year ended June 30, 2014 - $30,067) or $0.197 was recorded to the consolidated statement of comprehensive loss as stock-based compensation.

In addition on May 08, 2014, 400,000 options were issued to investor relations consultants of the Company with an exercise price of $0.13 and a life of 5 years, vesting 25% on the grant date and every 6 months thereafter. Fair value is measured at each reporting period with cumulative fair value measured and corrected for the fair value on each of the vesting dates. During the nine month period ending March 31, 2015, fair value of $89,859 (year ended June 30, 2014 - $24,185) was recorded to the consolidated statement of comprehensive loss as stock-based compensation.

Stock-based compensation for options granted and vesting were measured using the Black Sholes option pricing model with the following weighted average parameters:

	March 31, 2015	June 30, 2015
Expected life	3.48	4.63
Volatility	209%	159%
Dividend yield	0%	0%
Risk free interest rate	0.89%	1.81%

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

10.  SHAREHOLDERS’ EQUITY (continued)

c)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. A summary of changes in unexercised warrants is presented below:

	March 31, 2015		Year Ended June 30, 2014
	Number of warrants	Weighted Average Exercise Price $	Number of warrants	Weighted Average Exercise Price $
Beginning Balance	11,800,000	0.33	8,000,000	0.30
Issued	4,412,252	0.25	4,050,000	0.21
Cancelled	-		(250,000)	0.30
Exercised	(6,134,000)	0.33	-

Issued and exercisable	10,078,252	0.30	11,800,000	0.33

		Outstanding
Expiry date	Exercise Price $	March 31, 2015	June 30, 2014

April 8, 2015	0.30	-	1,890,000
December 11, 2015	0.25	4,398,252	-
April 8, 2016	0.13	1,300,000	2,160,000
June 12, 2016*	0.40	4,380,000	7,750,000
Issued and exercisable		10,078,252	11,800,000

*These warrants are exercisable at a price of $0.30 per warrant until June 12, 2014, $0.40 until June 12, 2015 and $0.50 until June 12, 2016.

The fair value of warrants issued were measured using the Black-Scholes pricing model with the following weighted-average assumptions:

	December 10, 2014	April 8, 2014	June 12, 2013
Dividend yield	-	0%	0%
Expected volatility	155.27%	190%	128%
Risk free interest rate	1.37%	1.07%	1.08%
Expected average term	1 years	1.48 years	3 years

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

11.  RELATED PARTY TRANSACTIONS

Related party transactions and balances for the nine month period ended March 31, 2015 and year ended June 30, 2014 as follows:

	March 31, 2015	June 30, 2014

	$	$
Accounts payable and accrued liabilities	-	26,375
Promissory note	-	32,978
Expenditures
Management & consulting fees	135,493	140,333
Stock-based compensation	300,050	252,466
Rent	4,500	9,530
Travel	1,500	2,647

Amounts payable and promissory note balances at June 30, 2014 consist of unpaid balance of CEO fees owed by the Company for services rendered and a short term loan that was settled during the nine month period ended March 31, 2015.

Management & consulting fees include payments to officers and directors of the Company for services rendered, and include payments to the CEO, CFO and the corporate secretary.

Rent and travel expenses consist of fees paid to the CEO.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations.

12.  CAPITAL DISCLOSURES

The Company includes shareholders’ equity and cash and equivalents in the definition of capital, which totaled $5,941,928 (June 30, 2014 – $958,474). The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements.

13.  COMMITMENTS

Lease commitments - The Company has entered into a contract for leased office, which expires in 2018. Total future minimum lease payments (net of sub-lease arrangement) under this contract is as follows:

Within 1 year	$46,020
Remaining	$84,370
130,390

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

14.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, short term loans and promissory notes. The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies

a) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivables. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivables, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any counterparty.  The Company views credit risk on cash deposits and accounts receivables as minimal.

b) Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

See Note 1 for working capital balances.

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at December 31, 2014, the Company’s financial liabilities were comprised of accounts payable of $50,425.

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

14.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c) Market risk

Market risk for the Company consists of currency risk, and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

i)

Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency exchange risk at this time.

ii)

  Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact marginally on the value of cash and equivalents.

The Company is not exposed to interest rate risk on its short term liabilities, and does not have any long-term liabilities as of December 31, 2014.

d) Determination of Fair Value

The fair values of financial assets and financial liabilities are determined as follows:

i)

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable and accrued liabilities, carrying amounts approximate fair value due to their short-term maturity;

ii)

The fair value of promissory notes payable approximate their carrying value as their effective interest rates approximate current market rates;

iii)

The fair value of derivative financial instruments is determined based on fair market valuation methods.

	Fair Value at December 31, 2014
	Level 1 $	Level 2 $	Level 3 $
Financial Assets
Cash and cash equivalents	2,476,988	-	-

	Fair Value at June 30, 2014
	Level 1 $	Level 2 $	Level 3 $
Financial Assets
Cash and cash equivalents	295,377	-	-

VANC Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2015 and 2014

(Unaudited - Expressed In Canadian Dollars)

14.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and cash equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets and liabilities have been included in Level 1 of the fair value hierarchy.

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. The Company has no financial instruments at this level

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently the Company has no financial instruments at this level.

15.  INCOME TAXES

The Company has non capital loss carry forwards of approximately $9,600,805 which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

EXPIRY	$
2015	542,107
2026	463,528
2027	450,897
2028	893,646
2029	859,482
2030	3,456,877
2031	1,422,631
2032	755,486
2033	236,246
2034	519,905
TOTAL	9,600,805

The deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.

17.

SUBSEQUENT EVENTS

Subsequent to the nine month period ending March 31, 2015, a total of $441,573 was raised pursuant to exercising 300,000 warrants at an exercise price of $0.40 per warrant and 1,286,293 warrants at an exercise price of $0.25 per warrant. As a result, 1,586,293 common shares were issued.

***